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                                             Filed by: ProAssurance Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company: Medical Assurance, Inc.
                                                  Commission File No. 333-49378


[MEDICAL ASSURANCE LOGO]                                            NEWS RELEASE


                                                   For More Information Contact:

                                                                 Frank B. O'Neil
                                    Sr. Vice President, Corporate Communications
                                   205-877-4460 - 800-282-6242 - foneil@maih.com


FINANCING FINAL FOR PROFESSIONALS GROUP TRANSACTION

BIRMINGHAM, AL -- (BUSINESS WIRE) -- May 10, 2001 --Medical Assurance, Inc. (NYSE: MAI) said today ProAssurance Corporation has finalized financing arrangements for the planned merger of Medical Assurance and Professionals Group (NASDAQ:PICM). ProAssurance Corporation is the holding company to be formed as a result of that merger. The transaction will be financed with internal funds and a credit facility arranged by SouthTrust Bank of Birmingham, Alabama.

Shareholders of Medical Assurance and Professionals Group are receiving a Notice and Proxy allowing them to vote on the proposed transaction at special meetings on June 25, 2001. The Company expects the merger to be approved at those meetings, and the transaction is expected to close on June 27, 2001. ProAssurance Corporation is expected to begin trading on the New York Stock Exchange on June 28, 2001, under the trading symbol PRA.

This news release contains historical information, as well as forward-looking statements that are based upon Medical Assurance's estimates and anticipation of future events that are subject to certain risks and uncertainties that could cause actual results to vary materially from the expected results described in the forward-looking statements. The Company's expectations regarding the timing, financing, closing, and effects of the consolidation may be beyond the Company's control and thus difficult to predict. There are numerous important factors that could cause actual results to differ materially from those in the forward-looking statements. The principal risk factors that may cause actual results to differ materially from those expressed in the forward-looking statements are described in various documents filed by Medical Assurance and ProAssurance Corporation with the Securities and Exchange Commission, including Medical Assurance's Form 10K for the year ended December 31, 2000 and the ProAssurance Form S-4 Registration Statement (Registration No. 333-49378). In view of the many uncertainties inherent in the forward-looking statements made in this document, the inclusion of such information should not be taken as representation by the Company or any other person that Medical Assurance's objectives or plans will be realized.

Investors and shareholders are encouraged to read the ProAssurance Registration Statement (Registration No. 333-49378) because it contains information regarding the consolidation and their legal rights. Investors and shareholders can obtain a free copy of the Registration Statement from the ProAssurance website, www.proassurance.com. The Registration Statement, as well as documents filed by Medical Assurance with the Securities and Exchange Commission are also available from the Securities and Exchange Commission's website at www.sec.gov. All documents are available without charge upon request to:

                             Medical Assurance, Inc.
                               100 Brookwood Place
                            Birmingham, Alabama 35209
                           Attention: Frank B. O'Neil
                          205-877-4460 or 800-282-6242

Medical Assurance and its directors and officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Medical Assurance in connection with the consolidation. Information about the directors and officers of Medical Assurance and their ownership of Medical Assurance common stock is set forth in Medical Assurance's Form 10K for the year ended December 31, 2000. You can obtain a free copy of the Form 10K at the Securities and Exchange Commission's website at www.sec.gov or by contacting Medical Assurance at the address set forth above.



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